C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK:945
For Immediate Release
July 3, 2012

Manulife Financial Capital Trust confirms redemption of Manulife Financial Capital Securities

TORONTO – Manulife Financial Capital Trust (the “Trust”), a subsidiary of Manulife Financial Corporation, today announced that on June 30, 2012, it completed the redemption of all of its outstanding $60,000,000 principal amount of Manulife Financial Capital Securities - Series A and all of its outstanding $940,000,000 principal amount of Manulife Financial Capital Securities - Series B.

About Manulife Financial

Manulife Financial is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. In 2012, we celebrate 125 years of providing clients strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife Financial and its subsidiaries were C$512 billion (US$512 billion) as at March 31, 2012. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at manulife.com.

Media inquiries: Laurie Lupton Manulife Financial 416-852-7792 laurie_lupton@manulife.com	Shareholder Relations: Terri Neville Manulife Financial 1-800-795-9767 shareholder_services@manulife.com